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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934

                                  (Amendment No. )

                           Correctional Properties Trust
                                  (Name of Issuer)

                                       Common
                           (Title of Class of Securities)
                                     22025E104
                                   (CUSIP Number)

                                 December 31, 1998
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

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CUSIP No. 22025E104
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner Bank AG  13-2722082

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             7,000
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER        7,000
8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     719,875

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.10%

12
TYPE OF REPORTING PERSON*

     BK, HC

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Item 1(a) Name of Issuer:

     Correctional Properties Trust

Item 1(b) Address of Issuer's Principal Executive Offices:

     4200 Wackenhut Drive
     Suite 100
     Palm Beach Gardens, FLA  33410-4243

Item 2(a) Name of Person Filing:

     Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Jurgen-Ponto-Platz 1
     60301 Frankfurt, Germany

Item 2(c) Citizenship:

     German Bank

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     22025E104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (g)  [X]  A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G).  *See Exhibit A.

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner Bank AG

Dr. Reinhard Preusche                 January 11, 1999
     General Assistant Manager

By /s/ Susan C. Gause
   Susan C. Gause
   Attorney-in-Fact

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EXHIBIT A

Dresdner Bank AG ("Dresdner") is an international banking organization headquartered in Frankfurt, Germany. Dresdner RCM Global Investors LLC ("Dresdner RCM"), a wholly owned subsidiary of Dresdner, is an investment adviser registered under Section 203of the Investment Advisers Act of 1940.

Dresdner has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934. Dresdner has beneficial ownership of the securities reported on this Schedule 13G only to the extent that Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by Dresdner RCM.

Dresdner is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Dresdner contained therein.


DRESDNER BANK AG

Dr. Reinhard Pruesche                 January 11, 1999

By /s/ Susan C. Gause
   Susan C. Gause
   Attorney-in-Fact